PG BOOLE, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67132

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PG Boole, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 North Main Street
(No. and Street)

Sherborn	MA	01770
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Phil Boole	617-763-3541	phil@pgboole.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Boole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PG Boole, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

[signature]

Notary Public Marjorie McCappucci

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of PG Boole, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PG Boole, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PG Boole, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PG Boole, LLC's management. Our responsibility is to express an opinion on PG Boole, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PG Boole, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of PG Boole, LLC's financial statements. The supplemental information is the responsibility of PG Boole, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as PG Boole, LLC's auditor since 2017.

Maitland, Florida

February 26, 2025

PG BOOLE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Current Assets:		
Cash	$	16,482
Accounts Receivable		-
Prepaid Expenses		1,354
Total Assets	$	17,836

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accounts Payable	$	3,427
Accrued Expenses		2,500
Deferred Income		-
Total Current Liabilities		5,927
Member's Equity:		11,909
Total Liabilities and Member's Equity	$	17,836

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:		
Advisory fees	$	-
Client Reimbursement		-
Interest		7
Total Revenues	$	7
Operating Expenses:		
Professional fees		21,107
Occupancy		7,080
General and administrative		5,944
Regulatory fees		2,303
Total Operating Expenses		36,434
Net Income (Loss)	$	(36,427)

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's Equity beginning of year, Janauary 01, 2024	$ 12,473
Member Contributions	35,863
Member Distributions	-
Net income (Loss)	(36,427)
Member's Equity end of year, December 31, 2024	$ 11,909

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (36,427)
Net Changes in Operating Assets and Liabilities:	
Decrease in Prepaid Expenses	(32)
Decrease in Accounts Receivable	-
Decrease in Accounts Payable	(2,059)
Increase in Accrued Expenses	125
decrease in Deferred Income	-
Net Cash Used in Operating Activities	(38,393)
Cash Flows Used in Financing Activities:	
Member Contributions	35,863
Member Distributions	-
Net Cash Used in Financing Activities	35,863
Net Increase in Cash	(2,530)
Cash, beginning of year	19,012
Cash, end of year	16,482
Supplemental Disclosure:	
Cash paid for interest	-
Cash paid for taxes	$ -

The accompanying footnotes are an integral part of these financial statements.

PG BOOLE, LLC
Notes to the Financial Statements
December 31, 2024

Note 1 – Nature of Business:

PG Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States and Canada. The Company is organized in Massachusetts as a limited liability company (LLC). The Company is engaged in a single line of business as a securities broker- dealer, which is comprised of several classes of services, including private placement of securities and merger and acquisition advice.

Note 2 - Summary of Significant Accounting Policies:

Segment Reporting

On January 1, 2024, the Company adopted ASU 2023-07 (Topic 280)-Segment Reporting. Improved disclosure regarding reportable segments, the Company's Chief Operating Decision Maker is the Member, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement of securities, as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to improve their economic characteristics and long-term financial performance in future periods.

Basis of Accounting:

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received, and records expenses in the period in which it is incurred rather than paid.

Equipment:

Equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of the equipment, which is 5 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 2 - Summary of Significant Accounting Policies: Continued

Use of Estimates:

and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Accounts Receivable:

Accounts receivable are comprised of receivables for private placements, retainers, and expense reimbursements. The Company evaluates collectability of its accounts receivables and determines if an allowance for uncollectible accounts is necessary based on the historical payment information or known customer financial concerns. At December 31, 2024, the Company had no accounts receivable balance. The firm did not deem an allowance for uncollectible accounts to be necessary.

Revenue Recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied over a point in time or over time; how to allocate transaction prices when multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024 there were no contract liabilities resulting from retainers and other fees.

Note 2 - Summary of Significant Accounting Policies: Continued

Cash Equivalents:

For the purposes of the Statements of Financial Conditions and the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and account receivable. The Company maintains cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Credit Losses:

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company did not have any accounts receivable at December 31, 2024.

Note 3 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15- to-1. At December 31, 2024, the Company had net capital pursuant to Rule 15c3-1 of $10,555 which was $5,555 in excess of its required net capital of $5,000. The Company’s ratio of aggregated indebtedness to net capital was .56 to 1.

<u>Note 4 – Income Taxes:</u>

The Company is a single member limited liability company taxed as an individual, in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has no material uncertain tax provisions to be accounted for in the financial statements.

<u>Note 5 – Commitment and Contingencies:</u>

There are no commitments and contingencies at year- end December 31, 2024.

<u>Note 6 – Lease commitments:</u>

The Company leases space on a month-to-month basis at a monthly cost of $590. In February 2016 the FASB issued ASU 2016-02, Leases-(Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. The lease cost is $7,080 relating to the office lease for the year ended December 31, 2024.

<u>Note 7 – Concentration of Credit Risk:</u>

During the year ended December 31, 2024, the Company recorded a net loss of $36,427.
This coupled with the low volume of customers and inconsistent revenue could have a financial impact to the Company's operations.

<u>Note 8-Company Conditions</u>

The Company has a net loss of $36,427 presented in the Statement of Operations for the year ended December 31, 2024. The firm has received $35,863 in capital contributions from its member for net capital compliance purposes. The member has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations. The member has the means to continue contributing as required.

Note 9 – Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for the potential recognition or disclosure through February 26, 2025, the date the financial statements were available to be issued, and determined there were no events requiring recognition or disclosure.

PG BOOLE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2024

Computation of Net Capital:	
Total Member's Equity	$ 11,909
Less: Nonallowable Assets	
Accounts Receivable	-
Prepaid Expenses	1,354
Net Capital	10,555
Computation of Excess Net Capital:	
Net Capital as Calculated Above	10,555
Net Capital Requirement	(5,000)
Excess Net Capital	5,555
Computation of Aggregate Indebtedness to Net Capital:	
Aggregate Indebtedness	5,927
Net Capital as Calculated Above	10,555
Ratio of Aggregate Indebtedness to Net Capital	.56 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited PartIIA of form X-17A-5 as of December 31,2022.

PG BOOLE, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AT DECEMBER 31, 2024

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

PG BOOLE, LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 AT DECEMBER 31, 2024

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2024

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of PG Boole, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PG Boole, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PG Boole, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PG Boole, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 26, 2025

Exemption Report
December 31, 2024

PG Boole, LLC ("Firm"), is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a.5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from §240.15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

I, Philip Boole, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________ **Date: February 20, 2025**

Philip Boole
Principal